MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Corporate Update and Requisition of Special Meeting

Board and Management Focused on Near-Term Milestones and

 Maintain Commitment to Strategy

Vancouver, BC Canada and San Diego, CA USA – July 8, 2008 – MIGENIX Inc. (TSX: MGI, OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, has received a requisition for a special meeting of shareholders for the purpose of acquiring control of MIGENIX’s board of directors (see “Requisition of Shareholder Meeting”). Management and the board maintain their commitment to all MIGENIX shareholders to create value based on our existing pharmaceutical product development strategy and are continuing to work diligently on opportunities to create value (see “Program Update”).

Jim DeMesa, M.D., President and CEO of MIGENIX stated, “Since announcing our strategic plan in 2002, management has maintained a focus on achieving the objectives outlined in that plan to build long-term value for our shareholders. Familiar to all in the biotech space, drug development is a long, risky process with many setbacks. We have been navigating that course and are now on the verge of some of the results of our strategy. Importantly, we are very close to a pivotal milestone for our latest-stage product candidate – Omigard™, with Phase III clinical results expected before the end of the calendar year (see “Program Update” below). Armed with positive results from this study, our partner in this program, Cadence Pharmaceuticals, plans to submit a New Drug Application (NDA) for marketing approval of Omigard™ in the United States in the first half of calendar 2009 – which is a significant event for any biotech or pharmaceutical company. Also, with positive Phase III results, we expect to partner the additional commercial rights to Omigard to maximize revenue to the Company for further value creation. This is in addition to the potential US$27MM in milestone payments under our agreement with Cadence and double digit royalty revenue on net sales after approval of the product. This is a significant value opportunity for MIGENIX and was made possible only through the perseverance and commitment of the current management team and board of directors. Those knowledgeable about the biotech industry and the product development process understand that clinical success is required for value creation in drug development companies.  We are no exception and have confidence in our strategy and in our ability to continue following through with the value opportunities we have created, regardless of the challenges inherent in this industry.”

Program Update

Management and the Board have built a solid portfolio (pipeline) of programs to maximize value potential and mitigate development risk.  The status of these programs is as follows:

Omigard™ (1% topical omiganan pentahydrocloride for preventing catheter-related infections): Patient enrolment in the Phase III US and European registration clinical trial conducted by Cadence Pharmaceuticals (who is fully funding the Omigard development program) is complete (see May 6, 2008 press release). Cadence expects to announce top-line data from this trial in the second half of 2008 and, with positive results, submit a new drug application for OmigardTM to the FDA in the first half of 2009.  Upon successful completion of various milestones in this program (starting with FDA acceptance of the NDA for filing), we can receive up to US$27MM in development and commercialization milestone payments and a double-digit royalty on net sales. Cadence’s commercialization focus is on the United States market and thus Cadence intends to establish a strategic partnership(s) for the commercialization of Omigard™ for the rights it has outside of the United States. MIGENIX management and Board are working to out-license Omigard™ rights either in combination with Cadence’s rights outside the US to prospective global partners or to potential regional partners for rest of world territories. We expect a license agreement or agreements with up-front payment(s), milestones and royalty terms to be completed after positive Phase III clinical trial results. Analysts publishing research on Cadence Pharmaceuticals have forecast annual US sales of Omigard™ of up to $250 million. Sales in global markets outside of the US would increase the annual sales potential.

CLS001 (2.5% topical omiganan pentahydrocloride for dermatological applications):  This program is at the end of Phase II stage of development and is funded completely by our dermatology partner – Cutanea Life Sciences. Cutanea has completed an end of Phase II meeting with the FDA and plans to initiate a Phase III clinical trial in 2008 to treat rosacea. Upon successful completion of various milestones in this program (starting with Phase III enrollment), we can receive up to US$21MM in development and commercialization milestone payments and a single-digit royalty on net sales.

Celgosivir (oral alpha-glucosidase inhibitor for Hepatitis C Virus infections): A Phase II study assessing 400 mg celgosivir for tolerability, pharmacokinetics and viral kinetics when combined with the standard of care drugs, pegylated interferon alfa-2b plus ribavirin, as compared to the standard of care drugs alone for up to 12 weeks of therapy in treatment-naïve HCV infected genotype 1 patients is in the final stages of completion. Results from the study are expected in the next several weeks. A previous Phase II study in non-responder genotype 1 patients provided proof of concept in that HCV patient population (see April 11, 2007 news release and January 31, 2008 Management Discussion & Analysis). The Company is currently in key strategic discussions for the partnering and advancement of celgosivir.

MX-2401 (injectable lipopeptide for serious gram positive bacterial infections): This pre-clinical compound is expected to be our next clinical candidate. Pre-clinical studies demonstrate that MX-2401 has a good safety profile and very favorable pharmacokinetic and pharmcodymamic properties including a long half-life and efficacy in multiple animal models of infectious diseases, including pneumonia. The features of MX-2401 indicate a highly competitive intravenous agent for treating serious gram positive infections (including the highly publicized resistant bacteria, VRE and MRSA). Activities in the program are currently focused on manufacturing and advancing the program to an IND/CTA for clinical development by late 2009. Advances in manufacturing process development have recently been achieved.  We have a $9.3 million investment commitment with Canada Industrial Technologies Office (formerly Technology Partnership’s Canada (TPC) program) for the development of this compound.

SB9000 (dinucleotide for Hepatitis B Virus infections): This program was out-licensed to Spring Bank Pharmaceuticals and is currently in pre-clinical development. Spring Bank plans to advance the program into the clinical stage of development in the first quarter of 2010. We have a 1,000,000 convertible preferred share and 50,000 common share ownership position in Spring Bank. Under the terms of a license agreement, MIGENIX can also receive up to US$3.5 million in milestone payments during development of the compound and royalties upon commercialization.

MX-4565 (for neurodegenerative diseases): This pre-clinical program has been supported by a grant from the Michael J. Fox Foundation (“MJFF”) awarded to us in June 2007 for research related to Parkinson’s and other disease indications. The potential for a second year of funding is under review by MJFF and us. The grant award agreement provides Elan Pharmaceuticals with a limited right to license the technology arising from the MJFF project for certain uses in the field of human disease. Other license discussions for ophthalmologic indications are currently active.

Requisition of Special Shareholder Meeting

The Company has received from Douglas Johnson (a shareholder holding approximately 5% of MIGENIX’s outstanding common shares) a requisition for a special meeting of shareholders for the purpose of replacing a majority of the MIGENIX board of directors. Mr. Johnson has reported that DJohnson Holdings Inc. has beneficial ownership of and/or voting control and direction over a total of 14,042,400 MIGENIX common shares, representing approximately 15% of the total issued and outstanding common shares of Migenix.

The MIGENIX board of directors has appointed a Special Committee of directors in respect of the requisition and related matters, comprising David Scott, Mike Abrams, Alistair Duncan, Steve Gillis and Colin Mallet, all of whom are independent of management. The Company will respond to the requisition of a special meeting as required by law in due course.

Management and the Special Committee believe that Mr. Johnson’s actions in seeking to acquire control of the Company has created significant uncertainty and may have a negative impact on current business discussions (e.g. partnering/licensing, government assistance) and other opportunities for funding being pursued by management. This action will also distract management and burden the Company with additional direct and opportunity costs it cannot afford.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's programs include drug candidates for: the prevention of catheter-related infections (end of Phase III), the treatment of chronic hepatitis C infections (Phase II and preclinical), the treatment of dermatological diseases (end of Phase II), the treatment of serious gram positive bacterial infections (preclinical) and the treatment of hepatitis B infections (preclinical). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: OmigardTM being a significant value opportunity for the Company; Cadence Pharmaceuticals having top-line results of the OmigardTM Phase III trial in the second half of 2008 and if the results of this trial are positive, Cadence submitting a new drug application (NDA) for OmigardTM in the first half of 2009; completion of rest of world partnership(s) for OmigardTM after positive Phase III OmigardTM results; Cutanea Life Sciences’ plans to advance omiganan for the treatment of rosacea into Phase III clinical development by the end of 2008; to have results from the celgosivir Phase II viral kinetics study in the next several weeks; MX-2401 being our next clinical program and our plans to advance MX-2401 to an IND/CTA by late 2009; and Spring Bank Pharmaceuticals advancing SB9000 into clinical development in the first quarter of 2010.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our ability to achieve milestones related to the clinical programs; the adequacy of the OmigardTM Phase III trial design to generate data that are deemed sufficient by regulatory authorities to support submitting an NDA for OmigardTM; our ability to manage licensing opportunities; our partners’ abilities to successfully market OmigardTM; Cutanea’s ability to manage, fund and advance omiganan for dermatological applications into Phase III, the adequacy of Cutanea’s Phase II results for regulatory authorities to support advancing to Phase III; our ability to initiate, fund and complete non-clinical studies, clinical studies, manufacturing and all ancillary activities within our expected timelines; and Spring Bank’s ability to manage, fund and advance SB9000 into clinical development.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.